CHINA TRANSPORTATION ACQUISITION CORP.

9 Division Street

Apt. 201

New York, NY 10002

October 26, 2010

Mr. Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

China Transportation Acquisition Corp. (the “Company”)

Form 10-12(g)

Filed July 29, 2010

File No. 000-54053

Dear Mr. Mancuso:

This letter is in response to the comments contained in the Staff’s letter to China Transportation Acquisition Corp. (the “Company”), concerning the Company’s Registration Statement on Form 10-12(g) (the “Original Registration Statement”) and dated August 25, 2010 (the “Comment Letter”). We have filed an amendment to the Original Registration Statement (“Amendment No.1”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 1.

On behalf of the Company, the following are our responses to the Staff’s comments:

Item 1. Business, page 1

1.

Please reconcile your disclosure in the third paragraph that there have been no “specific” discussions with the disclosure in the third paragraph on page 10 that your sole officer and director has not had any preliminary contact or discussions with other entities regarding a business combination with you.

RESPONSE:

In response to the Staff’s comments, the Company has revised the language in the Business section to reflect that our sole officer and director has not had any preliminary contact or discussion with other entities regarding a business combination with you.

Risk Factors, page 3

We have a limited operating history., page 3

2.

We note your statement that the company has no “significant” assets; however, it appears from your financial statements that you have no assets. Please revise.

RESPONSE:

The Company refers the Staff to the referenced statement which indicates that the company has “no assets or significant financial resources”.

There can be no assurance….page 5

3.

Please reconcile your disclosure in the second sentence of this risk factor with the statement in the first paragraph on page 1 that you seek a target company in the clean energy industry.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure to reflect that the Company intends to seek a target company in the clean energy industry.

Our stockholders may engage in a transaction to cause the company to repurchase…page 9

4.

Revise to explain fully the right your current stockholder has to cause you to sell securities to third parties to use the proceeds to repurchase shares held by your current stockholder. Revise throughout your filing as appropriate, and file any agreement as an exhibit.

RESPONSE:

The principal of our sole stockholder currently serves as the sole officer and director of the Company and therefore has the ability to authorize a transaction in which the Company sells securities to a third party and then uses the proceeds from such transaction in order to repurchase shares held by our current stockholder. Technically, our current stockholder does not have a “right” to engage in such a transaction as there are no agreements, understandings or arrangements currently existing with respect to such a transaction, however, because our sole officer and director serves as principal of our sole stockholder, our current stockholder is in a position to effect such a transaction. The Company has revised its Form 10 to more fully explain the relationship between our sole officer and director and our stockholder as described above.

Item 2. Financial Information, page 9

Management’s Discussion and Analysis….page 9

5.

Refer to your disclosure in the fifth paragraph on page 10. Please revise your disclosure to state clearly how a private operating company would benefit by completing a business combination  with you rather than by filing its own Exchange Act registration statement.

 RESPONSE:

In response to the Staff’s comment, while most, if not all, of the benefits to a private company completing a business combination with the Company, can be achieved if the private operating company files its own Exchange Act registration statement, they can potentially be achieved at a faster rate through the completion of a business combination with a publicly reporting company.

Item 6. Executive Compensation, page 12

6.

We note your disclosure that your sole officer and director has not received any remuneration since inception. Please clarify whether he has earned any compensation.

RESPONSE:

We refer the Staff to the first statement in the first paragraph which states that the executive compensation discussion addresses all compensation awarded to, earned by, or paid to the Company’s named executive officer. Additionally, the Company has revised the language to clearly indicate that the sole officer and director has not earned any compensation.

7.

Refer to the fourth paragraph on page 12. With a view toward disclosure, clarify whether your reference to a disclosure requirement relates to any understanding or agreements regarding executive compensation. If so, please also tell us the basis for your conclusion that the understanding or agreement is not required to be disclosed.

RESPONSE:

The Company is not party to any agreements or understanding regarding executive compensation at all. The Company has revised the language in its Form 10 to specifically indicate as such.

Item 7.  Certain Relationships and Related Transactions…page 12

8.

With a view toward disclosure, please tell us:

•

the identity of all direct or indirect promoters of China Transportation Acquisition Corp., including any individuals who exercise voting or investment control, or otherwise control, any entity that is a promoter and explain their roles in establishing or organizing the business;

•

the role of David Feldman in founding or organizing the business; and

•

the current or past relationships between China Transportation Acquisition Corp., its promoters and each of China Food and Beverage Acquisition Corp., China Real Estate Acquisition Corp., China Education Acquisition Corp., China High Technology Acquisition Corp., China Manufacturing Acquisition III Corp., China Clean Energy Acquisition Corp. and every other blank check company established by your promoters.

RESPONSE:

The following information with respect to Guangdong SME and Guangdong Wealth has been provided to the Company by representatives of each entity. Guangdong SME Financial Promotion Association (“Guangdong SME”) and Guangdong Wealth Guarantee Co. Ltd. (“Guangdong Wealth”) may each be deemed promoters of China Transportation Acquisition Corp., China Food and Beverage Acquisition Corp., China Real Estate Acquisition Corp., China Education Acquisition Corp., China High Technology Acquisition Corp., China Manufacturing Acquisition III Corp., and China Clean Energy Acquisition Corp. as they have advanced funds on behalf of each of the named entities for the payment of certain fees and expenses related to the filing of the companies’ registration statements on Form 10 and required Exchange Act filings. To the Company’s knowledge, Guangdong SME is an organization that was initiated and set up by 19 member businesses based in China in order to assist and provide financial support to its member companies going public in the United States. The Chairman of Guangdong SME is Xiao Fu. Xiao Fu was elected by the 19 member corporations of Guangdong SME. Funds advanced by Guangdong SME on behalf of each of the shell companies are authorized by the Chairman of Guangdong SME.

Guangdong Wealth is a member corporation of Guangdong SME and was initiated and formed by four of the members of Guangdong SME. It has 13 shareholders including Foshan Bangcheng Investment Co. Ltd., China Zhongtou Trust Co. Ltd., Guangdong Junyue Real Estate Investment Co. Ltd., Dongguan Lianying Fiber Products Co. Ltd., Guangzhou Jiuwei Investment Development Co. Ltd., Guangzhou Zengcheng Nantai Forest Chemicals Equipment Plant, Guangzhou Zengcheng Anda Color Printing Factory, Hunan Xianbu Arowana Development Co. Ltd., Xiaofeng Liu, Senming Mai, Jingsheng Lin, Fushen Xie, and Jianhui Tong. Yuechao Feng is the Chairman of Guangdong Wealth.

Feldman LLP, the legal firm for which David Feldman was managing partner, was engaged by Guangdong SME solely to provide legal services related to (1) the formation and organization of each of the named shell companies; (2) the filing of a registration statement on Form 10 and (3) the preparation and filing of the companies’ periodic filings upon effectiveness of the Form 10. On October 1, 2010, David Feldman became partners of Richardson & Patel LLP, which firm has been completing the work on behalf of these shell companies since that date.

Item 10. Recent Sales of Unregistered Securities…page 13

9.

It appears from Note 4 top the financial statements that you have not received payment for the shares of common stock sold to Elite Talent Limited on November 24, 2009. If you still have not received payment and how the failure to pay for the shares is consistent with the terms of the common stock purchase agreement. Finally, add appropriate risk factor disclosure.

RESPONSE:

The Company has not received payment for the shares of Common Stock sold to Elite Talent Limited on November 24, 2009. The non-payment of the shares constitutes a breach of the purchase agreement. There are no assurances that the Company will receive payment for such shares. The Company has added appropriate risk factor disclosure.

Financial Statements

10.

Please update the financial statements when required by Rule 8-08 of Regulation S-X.

RESPONSE:

The Company has included updated financial statements in the Amendment No. 1 filed concurrently with this letter.

Statement of Cash Flows, page F-5

11.

Please revise to disclose the non-cash financing activity of the sale of common shares in exchange for the subscription receivable, as required by FASB ASC 230-10-50-3 through -50-6.

The non-cash financing activity of the sale of common shares in exchange for the subscription receivable as required by FASB ASC 230-10-50-3 through -50-6 has been updated in the Amendment No. 1.

Note 5 Other payables page F-9

12.

Please tell us how you considered the definition of related party from FASB ASC 850-10-20 in assessing whether the government-sponsored entities are or are not related parties. Specifically address sub-paragraphs f. and g. of the definition. In that regard, we also see disclosure on page 12 that the government sponsored entities may be deemed to be promoters. If you determine that the government sponsored entities are related parties, please identify the entities as related parties in your disclosure.

RESPONSE:

Other payables are due to Guangdong Wealth and Guangdong SME. Neither Guangdong Wealth nor Guangdong SME are related parties of the registrant, have any investment in the registrant or any family relationship with principal owners and members of management. Also, neither Guangdong Wealth nor Guangdong SME can significantly influence the management or operating policies of the registrant to an extent that the registrant might be prevented from fully pursuing its own separate interest. Therefore, we determined that Guangdong Wealth and Guangdong SME are not related parties of the registrant as defined in FASB ASC 850-10-20.

Exhibit 10.1

13.

It does not appear that Exhibit A to the stock purchase agreement filed as Exhibit 10.1 to your registration statement has been signed. Please file the final executed version of your agreement.

RESPONSE:

In response to the Staff’s comment, the Company has refiled exhibit 10.1 in order to include the final executed version of Exhibit A.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

China Transportation Acquisition Corp.

By: /s/ Xie Le Shan

Xie Le Shan

President